As filed with the Securities and Exchange Commission on September 1, 2005

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

XENOGEN CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	77-0412269
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

860 Atlantic Avenue, Alameda, California, 94501

(510) 291-6100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

David W. Carter

Chairman of the Board and Chief Executive Officer

860 Atlantic Avenue

Alameda, California, 94501

(510) 291-6100

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

Copy To:

Karen Dempsey, Esq.

Heller Ehrman LLP

333 Bush Street

San Francisco, California 94104

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registrations statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

Calculation of Registration Fee

Title of each class of securities to be registered	Number of shares to be registered (1)	Proposed maximum offering price per share (2)	Proposed maximum aggregate offering price (2)	Amount of registration fee
Common Stock (par value $0.001)	6,071,030	$3.615	$21,946,773	$2,584

(1)	This registration statement shall cover any additional shares of registrant’s common stock which become issuable by reason of any stock dividend, stock split, recapitalization or any other similar transaction effected without the receipt of consideration that results in an increase in the number of shares of registrant’s outstanding common stock.

(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low prices of registrant’s common stock on the Nasdaq National Market on August 26, 2005.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated September 1, 2005

PROSPECTUS

XENOGEN CORPORATION

6,701,030 Shares of Common Stock

This prospectus relates to the resale of up to 5,154,640 shares of our common stock, par value $0.001 per share, and up to 1,546,390 shares of common stock underlying outstanding warrants to purchase common stock by the selling stockholders identified on page 17 of this prospectus. See “Plan of Distribution” on page 20 of this prospectus for a description of the manner in which shares of common stock may be offered and sold by the selling stockholders under this prospectus.

The selling stockholders identified on pages 17 and 18 of this prospectus may offer and sell the shares of common stock covered by this prospectus from time to time. We will not receive any of the proceeds from the sale of the shares by the selling stockholders. The selling stockholders will receive all of the proceeds from the sale of the shares and will pay all underwriting discounts and selling commissions, if any, applicable to the sale of the shares. We will pay the expenses of registration of the sale of the shares.

Our common stock trades on the Nasdaq National Market under the symbol “XGEN”. On August 31, 2005, the last reported sale price of our common stock on Nasdaq National Market was $3.60 per share.

Beginning on page 3 of this prospectus, we have listed several “RISK FACTORS” which you should consider. You should read the entire prospectus carefully before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2005.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration or continuous offering process. Under this shelf registration process, the selling stockholders may from time to time sell the securities described in this prospectus in one or more offerings.

This prospectus provides you with a general description of the securities that the selling stockholders may offer. A selling stockholder may be required to provide you with a prospectus supplement containing specific information about the selling stockholder and the terms of the securities being offered. That prospectus supplement may include additional risk factors or other special considerations applicable to those securities. A prospectus supplement may also add, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information.”

Unless we have indicated otherwise, references in this prospectus to “XGEN,” “we,” “us” and “our” or similar terms are to Xenogen Corporation and its wholly owned subsidiary Xenogen Biosciences Corporation.

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CAUTIONARY STATEMENT CONCERNING

FORWARD-LOOKING STATEMENTS

This prospectus and the other documents incorporated by reference into this prospectus contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements in this prospectus and the other documents incorporated into this prospectus by reference that are not historical facts are identified as “forward-looking statements” for the purpose of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, or the Exchange Act, and Section 27A of the Securities Act of 1933, or the Securities Act. Forward-looking statements include projections, assumptions or information concerning possible or assumed future actions, events or our results of operations. These statements involve estimates and assumptions based on the judgment of the company’s management. A number of risks and uncertainties may cause actual results to differ materially from those suggested by the forward-looking statements.

Forward-looking statements include the information in this prospectus and the other documents incorporated by reference into this prospectus. These statements may be made regarding the business, operations, financial performance and condition, earnings, our prospects and products, as well as regarding our industry generally. These statements may be preceded by, followed by or include the words “believes,” “expects,” “anticipates,” “intends,” “plans,” “estimates,” “should” or similar expressions. We claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 for all forward-looking statements. We do not undertake any obligation to publicly update any forward-looking statements to reflect subsequent events or circumstances.

Forward-looking statements are not guarantees of performance. You should understand that these factors, in addition to those discussed in “Risk Factors” above and elsewhere in this document, and in the documents that are incorporated by reference into this prospectus, could affect our future results and could cause those results or other outcomes to differ materially from those expressed or implied in any forward-looking statement.

THE COMPANY

We sell integrated systems of instruments and equipment, software and reagents to biomedical and biopharmaceutical researchers that we believe improve the productivity and efficiency of the drug discovery and development process. Using the detection and measurement of photons emitted from cells and animals that we genetically engineer to emit light, which we term “biophotonic imaging”, our patented and proprietary biophotonic IVIS Imaging Systems, living animal models and research services collectively expedite in vivo data collection and analysis, a critical bottleneck in drug discovery and development. Our customers use in vivo biophotonic imaging to visually display and quantify a chosen tumor, disease, pathogen, organ or biochemical reaction. Our products are also used to create predictive animal models, primarily rats and mice, for preclinical drug discovery and development. We believe our products enable our pharmaceutical and biotechnology customers to generate higher-quality safety and efficacy data for drug candidates, to accelerate preclinical development and to reduce the development risk of product candidates that enter human clinical development.

We are a Delaware corporation and are headquartered in Alameda, California with operations in Alameda, California and Cranbury, New Jersey. Our principal executive offices are located at 860 Atlantic Avenue, Alameda, California 94501, and our telephone number is (510) 291-6100. Our internet website is www.xenogen.com. Information set forth on our website is not incorporated by reference into this prospectus.

RISK FACTORS

In addition to the other information included in this prospectus, including the matters addressed in “Cautionary Statement Concerning Forward-Looking Statements,” you should consider carefully the following risks related to our common stock before deciding to invest in our shares of common stock. These factors, among others, may cause actual results, events or performance to differ materially from those expressed in any forward-looking statements we make in this prospectus.

We have a history of losses and an accumulated deficit of $176.6 million as of June 30, 2005, and we may never achieve profitability.

We have incurred significant net losses every year since our inception. We incurred losses of $62.6 million in 2002, $20.5 million in 2003, $21.8 million in 2004 and $8.9 million in the six months ended June 30, 2005. As of June 30, 2005, we had an accumulated deficit of $176.6 million. To achieve profitability, we will need to generate and sustain substantially higher revenue than we have to date, while achieving reasonable costs and expense levels. We may not be able to generate enough revenue to achieve profitability. We may not achieve or maintain reasonable costs and expense levels. Even if we become profitable, we may not be able to sustain or increase profitability on a quarterly or annual basis. If we fail to achieve profitability within the timeframe expected by securities analysts or investors, the market price of our common stock will likely decline.

If our products and services do not become widely used by pharmaceutical, biotechnology, biomedical and chemical researchers, it is unlikely that we will ever become profitable.

Pharmaceutical, biotechnology, biomedical and chemical researchers have historically conducted in vivo biological assessment using a variety of technologies, including a variety of animal models. Compared to these technologies, our technology is relatively new, and the number of companies and institutions using our technology is relatively limited. The commercial success of our products will depend upon the widespread adoption of our technology as a preferred method to perform in vivo biological assessment. In order to be successful, our products must meet the technical and cost requirements for in vivo biological assessment within the life sciences industry. Widespread market acceptance will depend on many factors, including:

•	the willingness and ability of researchers and prospective customers to adopt new technologies;

•	our ability to convince prospective strategic partners and customers that our technology is an attractive alternative to other methods of in vivo biological assessment;

•	our customers’ perception that our products can help accelerate efforts and reduce costs in drug development; and

•	our ability to sell and service sufficient quantities of our products.

Additionally, to our knowledge, only one of our drug development customers has used our imaging technology to submit an investigational new drug application, or IND, to the Food and Drug Administration, or FDA, and no drugs have been approved to date using our imaging technology. As a result, our ability to assist the drug development process in leading to the approval of drugs with commercial potential has yet to be fully proven. If commercial advantages are not realized from the use of in vivo biophotonic imaging, our existing customers could stop using our products, and we could have difficulty attracting new customers. Because of these and other factors, our products may not gain widespread market acceptance or become the industry standard for in vivo biological assessment.

As a company in the early stage of commercialization, our limited history of operations makes evaluation of our business and future growth prospects difficult.

We have had a limited operating history and are at an early stage of commercialization. While we sold our first IVIS® Imaging Systems and entered into our first commercial license in 2000, we did not begin to sell our products and services in commercial quantities until 2002. Our in vivo biophotonic imaging technology is a relatively new technology that has not yet achieved widespread adoption. To date, we have generated revenues of $16.0 million in 2002, $20.1 million in 2003, $30.9 million in 2004 and $19.0 million in the six months ended June 30, 2005.

We do not have enough experience in selling our products at a level consistent with broad market acceptance and to know whether we can do so and generate a profit. As a result of these factors, it is difficult to evaluate our prospects, and our future success is more uncertain than if we had a longer or more proven history of operations.

Our future revenue is unpredictable and could cause our operating results to fluctuate significantly from quarter to quarter.

Our quarterly and annual operating results have fluctuated in the past and are likely to do so in the future. In particular, our operating results in the first and third quarters have historically been lower than those in the second and fourth quarters due to the decision-making process of our customer base. The sale of many of our products, including our IVIS Imaging Systems and related Bioware, typically involve a significant scientific evaluation and commitment of capital by customers. Accordingly, the initial sales cycles of many of our products are lengthy and subject to a number of significant risks that are beyond our control, including customers’ budgetary constraints and internal acceptance reviews. As a result of this lengthy and unpredictable sales cycle, our operating results have historically fluctuated significantly from quarter to quarter, and we expect this trend to continue. In addition, a large portion of our expenses, including expenses for our Alameda, California and Cranbury, New Jersey facilities, equipment and personnel, are relatively fixed. Historically, customer buying patterns and our revenue growth have caused a substantial portion of our revenues to occur in the last month of the quarter. Delays in the receipt of orders, our recognition of product or service revenue or the manufacture of product near the end of the quarter could cause quarterly revenues to fall short of anticipated levels. Because our operating expenses are based on anticipated revenue levels and a high percentage of our expenses are relatively fixed, less than anticipated revenues for a quarter could have a significant adverse impact on our operating results. Accordingly, if our revenue declines or does not increase as we anticipate, we might not be able to correspondingly reduce our operating expenses in a timely enough manner to avoid incurring additional losses. Our failure to achieve our anticipated level of revenue could significantly harm our operating results for a particular fiscal period.

The following are among additional factors that could cause our operating results to fluctuate significantly from period to period:

•	changes in the demand for, and pricing of, our products and services;

•	the length of our sales cycles and buying patterns of our customers, which may cause a decrease in our operating results for a quarterly period;

•	the nature, pricing and timing of other products and services provided by us or our competitors;

•	changes in our long term custom animal production contracts and other renewable contracts, including licenses;

•	our ability to obtain key components for our imaging systems and manufacture and install them on a timely basis to meet demand;

•	changes in the research and development budgets of our customers;

•	acquisition, licensing and other costs related to the expansion of our operations;

•	the timing of milestones, licensing and other payments under the terms of our license agreements, commercial agreements and agreements pursuant to which others license technology to us;

•	expenses related to our commercial and patent infringement litigation with AntiCancer and other litigation in which we may become involved; and

•	expenses related to, and the results of, patent filings and other proceedings relating to intellectual property rights.

Due to the possibility of fluctuations in our revenue and expenses, we believe that quarter to quarter or annual comparisons of our operating results are not a good indication of our future performance.

The termination or non-renewal of a large contract or the loss of, or a significant reduction in, sales to any of our significant customers could harm our operating results.

We generally sell our products and often provide our services pursuant to agreements that are renewable on an annual basis. Failure to renew or the cancellation of these agreements by any one of our significant customers, which include Pfizer Inc., the National Institute for Environmental Health Sciences and affiliates of Novartis, could result in a significant loss of revenue. We currently derive, and we expect to continue to derive, a large percentage of our total revenue from a relatively small number of customers. If any of these customers terminates or substantially diminishes its relationship with us, our revenue could decline significantly. Revenue concentration among our largest customers is as follows:

•	our ten largest customers accounted for approximately 36%, 41% and 53% of our revenue for the six months ended June 30, 2005 and the years ended December 31, 2004 and 2003, respectively; and

•	our largest and second largest customers during the six months ended June 30, 2005 accounted for approximately 12% and 5% of our revenue for the six months ended June 30, 2005, 16% and 7% of our revenue for the year ended December 31, 2004, and 21% and 11% of our revenue for the year ended December 31, 2003.

The loss of significant revenue from any of our significant customers could negatively impact our results of operations or limit our ability to execute our strategy.

We may not fully realize our revenue under long-term contracts, which could harm our business and result in higher losses than anticipated.

We have long-term contracts for custom animal production and/or phenotyping services with two customers that are renewed annually and are expected to generate future revenues. These two long-term contracts may not be renewed annually and may be terminated at any time during their terms. In addition, we may not be able to maintain our sublicensed rights under certain patents relating to these contracts.

If we are unable to meet customer demand, it would adversely impact our financial results and restrict our sales growth.

To be successful, we must manufacture our IVIS Imaging Systems in substantial quantities at acceptable costs. If we do not succeed in manufacturing sufficient quantities of our imaging systems to meet customer demand, we could lose customers and fail to acquire new customers, if they choose a competitor’s product because our imaging system is not available. Increasing demand since the launch of our IVIS Imaging System has necessitated an increase in our manufacturing capacity. In response, we are expanding our manufacturing capacity at our facilities in Alameda, California. We have also experienced a shift in customer demand towards our IVIS 200 systems, and we have altered our planned manufacturing to increase IVIS 200 system output. Certain components of our IVIS 200 systems are specially manufactured by our single-source suppliers and supply of these parts to us requires adequate lead time that can result in production delays. If we experience unexpected shifts in customer demand that requires alterations to planned manufacturing, we may experience production delays that could restrict our sales growth. If we are unable to meet customer demand for IVIS Imaging Systems, it would adversely affect our financial results and restrict our sales growth.

We depend on a limited number of suppliers, and we will be unable to manufacture or deliver our products if shipments from these suppliers are interrupted or are not supplied on a timely basis.

We use original equipment manufacturers, or OEMs, for various parts of our IVIS Imaging Systems, including the cameras, boxes, certain subassemblies, filters and lenses. We obtain these key components from a small number of sources. For example, the lens for our IVIS 200 system is obtained from a single source on a purchase order basis from Coastal Optical Systems Inc., and the CCD cameras for all of our IVIS Imaging Systems are obtained from two sources, Spectral Instruments, Inc. and Andor Technology Limited. We have binding supply agreements with Spectral and Andor. From time to time, we have experienced delays in obtaining components from certain of our suppliers, which have had an impact on our production schedule for imaging systems. We believe that alternative sources for these components in the event of a disruption or discontinuation in supply would not be available on a timely basis, which would disrupt our operations and impair our ability to manufacture and sell our products.

Our dependence upon outside suppliers and OEMs exposes us to risks, including:

•	the possibility that one or more of our suppliers could terminate their services at any time;

•	the potential inability of our suppliers to obtain required components or products;

•	reduced control over pricing, quality and timely delivery, due to the difficulties in switching to alternative suppliers;

•	the potential delays and expense of seeking alternative suppliers; and

•	increases in prices of raw materials, products and key components.

Because we receive revenue principally from biomedical research institutions and pharmaceutical, biotechnology and chemical companies, the industry conditions faced by those companies and their capital spending policies may have a significant effect on the demand for our products.

We market our products to pharmaceutical, biotechnology and chemical companies and biomedical research institutions, and the capital spending policies of these entities can have a significant effect on the demand for our products. These policies vary significantly between different customers and are based on a wide variety of factors, including the resources available for purchasing research equipment, the spending priorities among various types of research companies and the policies regarding capital expenditures. In particular, the volatility of the public stock market for biotechnology companies has at certain times significantly impacted the ability of these companies to raise capital, which has directly affected their capital spending budgets. In addition, continued consolidation within the pharmaceutical industry will likely delay and may potentially reduce capital spending by pharmaceutical companies involved in such consolidations. During the past several years, many of our customers and potential customers, particularly in the biopharmaceutical industry, have reduced their capital spending budgets because of these generally adverse prevailing economic conditions, consolidation in the industry and increased pressure on the profitability of such companies, due in part to competition from generic drugs. If our customers and potential customers do not increase their capital spending budgets, because of continuing adverse economic conditions or further consolidation in the industry, we could face weak demand for our products. Similarly, changes in availability of grant moneys may impact our sales to academic customers. Recent developments regarding safety issues for widely used drugs, including actual and/or threatened litigation, also may affect capital spending by pharmaceutical companies. Any decrease or delay in capital spending by life sciences or chemical companies or biomedical researchers could cause our revenue to decline and harm our profitability.

In addition, consolidation within the pharmaceutical industry may not only affect demand for our products, but also existing business relationships. If two or more of our present or future customers merge, we may not receive the same fees under agreements with the combined entities that we received under agreements with these customers prior to their merger. Moreover, if one of our customers merges with an entity that is not a customer, the new combined entity may prematurely terminate our agreement. Any of these developments could materially harm our business or financial condition.

If we fail to properly manage our growth, our business could be adversely affected.

We have substantially increased the scale of our operations and, with available resources, expect to continue doing so for the foreseeable future as compared with prior years when we pursued a fiscally conservative growth plan and deliberately limited the growth of our management and operations during the national economic downturn. If we are unable to manage our growth effectively, our losses could increase. The management of our growth will depend, among other things, upon our ability to improve our operational, financial and management controls, reporting systems and procedures. In addition, we will have to invest in additional customer support resources. We are also increasing our manufacturing capacity for our imaging systems to meet continued and growing demand for these products. To provide this additional capacity and services, we are expanding our facility space dedicated to instrument manufacturing in our Alameda, California facility, and we will need to, hire and train additional personnel for manufacturing, installation and field support, and expand our inventory of instrumentation parts and components, which will result in additional burdens on our systems and resources and require additional capital expenditures.

We have a limited sales and marketing organization, and although we intend to increase our sales and marketing organization, we may be unable to build an organization to meet demand for our products and services.

We currently have a limited number of people in our sales force engaged in the direct sale of our products, many of whom were added in 2004. Because our products are technical in nature, we believe that our sales and marketing staff must have scientific or technical expertise and experience and require they be trained in the instrumentation and reagents that they sell. Although we expanded our sales and marketing organization in 2004 and continue our expansion efforts in 2005, the number of employees with these skills is relatively small. Competition is intense and we may not be able to continue to attract and retain sufficient qualified people or grow and maintain an efficient and effective sales and marketing department. In several foreign countries and regions outside the U.S., including several countries in Europe and Asia, we sell our products and services primarily through third-party distributors. We are dependent upon the sales and marketing efforts of our third-party distributors in these international markets. These distributors may not commit the necessary resources to effectively market and sell our products and services. Further, they may not be successful in selling our products and services. Our financial condition would be harmed if we fail to build an adequate direct and indirect sales and marketing organization and our marketing and sales efforts are unsuccessful.

We depend on key employees in a competitive market for skilled personnel, and without additional employees, we cannot grow or achieve profitability.

We are highly dependent on the principal members of our management team, including David W. Carter, chairman of our board and chief executive officer, and Pamela R. Contag, Ph.D., our president. With the exception of Mr. Carter and Dr. Contag, none of the principal members of our management team and scientific staff have entered into employment agreements with us, nor, with the exception of Mr. Carter and Dr. Contag, do we have any key person life insurance on such individuals. Additionally, as a practical matter, any employment agreement we may enter into will not ensure the employee’s retention.

Our future success also will depend in part on the continued service of our key scientific, consulting and management personnel and our ability to identify hire and retain additional personnel. Vice Presidents in our finance, legal and operations departments have recently joined our management team, and it will take time for them to become fully integrated into our company. We are also currently recruiting additional senior management personnel to enhance our management team and to support our continued growth in 2006 and beyond. We experience intense competition for qualified personnel. We may be unable to attract and retain personnel necessary for the development of our business. Moreover, a significant portion of our work force is located in the San Francisco Bay Area of California, where demand for personnel with the scientific and technical skills we seek is extremely high and is likely to remain high.

Our intellectual property rights, including one patent that is due to expire in 2006, may not provide meaningful commercial protection for our products, which could enable third parties to use our technology, or very similar technology, and could reduce our ability to compete in the market.

We rely on patent, copyright, trade secret and trademark laws to limit the ability of others to compete with us using the same or similar technology in the U.S. and other countries. However, these laws afford only limited protection and may not adequately protect our rights to the extent necessary to sustain any competitive advantage we may have. The laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the U.S., and many companies have encountered significant problems in protecting their proprietary rights abroad. These problems can be caused by the absence of adequate rules and methods for defending and enforcing intellectual property rights.

We will be able to protect our technology from unauthorized use by third parties only to the extent that they are covered by valid and enforceable patents or are effectively maintained as trade secrets. The patent positions of companies developing tools for pharmaceutical, biotechnology, biomedical and chemical industries, including our patent position, generally are uncertain and involve complex legal and factual questions, particularly as to questions concerning the enforceability of such patents against alleged infringement. The biotechnology patent situation outside the U.S. is even more uncertain, particularly with respect to the patentability of transgenic animals. Changes in either the patent laws or in interpretations of patent laws in the U.S. and other countries may therefore diminish the value of our intellectual property. Moreover, our patents and patent applications may not be sufficiently broad to prevent others from practicing our technologies or from developing competing products. We also face the risk that others may independently develop similar or alternative technologies or design around our patented technologies.

We own, or control through licenses, a variety of issued patents and pending patent applications. However, the patents on which we rely may be challenged and invalidated, and our patent applications may not result in issued patents. AntiCancer, a party with whom we have been engaged in ongoing commercial litigation, filed a lawsuit against us alleging infringement of five patents and requesting that the court declare invalid one of our primary patents covering methods of in vivo biophotonic imaging.

We have taken measures to protect our proprietary information, especially proprietary information that is not covered by patents or patent applications. These measures, however, may not provide adequate protection of our trade secrets or other proprietary information. We seek to protect our proprietary information by entering into confidentiality agreements with employees, collaborators and consultants. Nevertheless, employees, collaborators or consultants may still disclose our proprietary information, and we may not be able to protect our trade secrets in a meaningful way. If we lose employees, we may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by those former employees despite the existence of nondisclosure and confidentiality agreements and other contractual restrictions to protect our proprietary technology. In addition, others may independently develop substantially equivalent proprietary information or techniques or otherwise gain access to our trade secrets.

U.S. Patent No. 4,873,191, claiming the use of certain widely accepted microinjection techniques to create transgenic animals and licensed exclusively to our subsidiary, Xenogen Biosciences Corp., is due to expire in October 2006. Upon its expiration, we will not be able to prevent others from practicing those methods for commercial purposes and we may face competition from third parties seeking to provide those services on a commercial basis.

We may need to initiate lawsuits to protect or enforce our patents or other proprietary rights, which would be expensive and, if we lose, may cause us to lose some of our intellectual property rights, which would reduce our ability to compete in the market and may cause our stock price to decline.

We rely on patents to protect a large part of our intellectual property and competitive position. Our patents, which have been or may be issued, may not afford meaningful protection for our technologies and products. In addition, our current and future patent applications may not result in the issuance of patents in the U.S. or foreign countries. Our competitors may develop technologies and products similar to our technologies and products which do not infringe our patents. In order to protect or enforce our patent rights, we may initiate patent litigation against third parties, such as infringement suits or interference proceedings. This risk is exacerbated by the fact that those third parties may have access to substantially greater financial resources than we have to conduct such litigation.

These lawsuits could be expensive, take significant time and could divert management’s attention from other business concerns. These lawsuits would put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing. Additionally, we may suffer reduced instrumentation sales and/or license revenue as a result of pending lawsuits or following final resolution of lawsuits. Further, these lawsuits may also provoke these third parties to assert claims against us. Attempts to enforce our patents may trigger third party claims that our patents are invalid. We may not prevail in any of these suits and any damage or other remedies awarded to us, if any, may not be commercially valuable. During the course of these suits, there may be public announcements of results of hearings, motions and other interim proceedings or developments in the litigation. If securities analysts or others perceive any of these results to be negative, it could cause our stock price to decline.

We recently filed with the court our response to the AntiCancer patent infringement lawsuit. With our response, we filed counterclaims against AntiCancer alleging that it infringes two of our U.S. patents.

Our success will depend partly on our ability to operate without infringing or misappropriating the proprietary rights of others.

We may be exposed to future litigation by third parties based on claims that our products infringe the intellectual property rights of others. This risk is exacerbated because there are numerous issued and pending patents in the life sciences industry and, as described above, the validity and breadth of life sciences patents involve complex legal and factual questions. Our competitors may assert that their U.S. or foreign patents may cover our products and the methods we employ. For example, one of our principal competitors, Lexicon Genetics Incorporated, had been involved in litigation regarding intellectual property claims relating to the creation of transgenic animals. In addition, we are involved in patent litigation with AntiCancer, Inc., in which it has alleged that we have infringed certain of its patents. We have counterclaimed with allegations that AntiCancer infringes our imaging patents, as well as allegations that certain AntiCancer’s patents are invalid. Also, because patent applications can take many years to issue, there may be currently pending applications, of which we are unaware, which may later result in issued patents that our products may infringe. There could also be existing patents of which we are not aware that one or more of our products may inadvertently infringe.

From time to time, we have received, and may receive in the future, letters asking us to license certain technologies the signing party believes we may be using or would like us to use. In 2004 and 2005, we received letters from counsel for Lexicon Genetics Incorporated asking us to review with them one of our methods for genetically modified animal production in relation to two patents which they exclusively license. Although we declined to do so, we are in the process of determining whether their patents may offer a more cost effective approach to certain methods of animal production.

If we do not accept a license, we may be subject to claims of infringement, or may receive letters alleging infringement. Infringement and other intellectual property claims, with or without merit, can be expensive and time-consuming to litigate and can divert management’s attention from our core business.

If we lose a patent infringement lawsuit, we could be prevented from selling our products unless we can obtain a license to use technology or ideas covered by such patent or are able to redesign the products to avoid infringement. A license may not be available at all or on terms acceptable to us, or we may not be able to redesign our products to avoid any infringement. If we are not successful in obtaining a license or redesigning our products, we may be unable to sell our products and our business could suffer.

Our rights to the use of technologies licensed to us by third parties are not within our control, and without these technologies, our products and programs may not be successful and our business prospects could be harmed.

We rely on licenses to use various technologies that are material to our business, including licenses to the use of certain biologicals, and licenses to engineer and commercialize transgenic animals. We do not own the patents that underlie these licenses. Our rights to use these technologies and employ the inventions claimed in the licensed patents are subject to the negotiation of, continuation of and compliance with the terms of those licenses and the continued validity of these patents. In some cases, we do not control the prosecution or filing of the patents to which we hold licenses. Instead, we rely upon our licensors to prevent infringement of those patents. Under the GenPharm International, Inc. sublicense for certain gene targeting patents we use, GenPharm retains the sole right to enforce those patent rights against infringers. Under the Promega Corporation and The Regents of the University of California licenses for a patented form of firefly luciferase used in our LPTA animal models and certain of our Bioware, we do not have the right to enforce the patent, and neither licensor is obligated to do so on our behalf. Some of the licenses under which we have rights, such as our licenses from Stanford University and Ohio University, provide us with exclusive rights in specified fields, including the right to enforce the patents licensed to us from these two universities, but the scope of our rights under these and other licenses may become subject to dispute by our licensors or third parties. Certain of our other licenses contain diligence obligations, as well as provisions that allow the licensor to terminate the license upon specific conditions.

We occasionally may become subject to commercial disputes that could harm our business.

We are currently the subject of, and may from time to time become engaged in, commercial disputes such as claims by customers, suppliers or other third parties. These disputes could result in monetary damages or other remedies that could adversely impact our financial position or operations. For example, on August 9, 2001, AntiCancer, Inc. filed a lawsuit in the Superior Court of California, County of San Diego, against us and other third parties. The complaint alleges five causes of action, including trade libel, defamation, intentional interference with contract, intentional interference with prospective economic advantage and unfair competition. These claims are based on alleged false statements made by unidentified employees and/or third parties regarding AntiCancer’s products. AntiCancer seeks unspecified general and exemplary monetary damages arising from the alleged impact of the alleged false statements, as well as its costs and expenses incurred in connection with the lawsuit. The trial is scheduled to begin on October 11, 2005.

On March 7, 2005, AntiCancer filed a lawsuit against us in the U.S. District Court for the Southern District of California alleging infringement of five of its patents. The complaint seeks damages and injunctive relief against the alleged infringement as well as a judgment that one of our imaging patents, 5,650,135, is invalid. We are vigorously defending ourselves against AntiCancer’s infringement claims and vigorously defending the validity of our 5,650,135 patent. In addition, we filed our own counterclaims against AntiCancer, alleging that its activities infringe three of our U.S. patents, 5,650,135, 6,217,847 and 6,649,143, all relating to in vivo imaging and with a priority date earlier than AntiCancer’s patents cited against us.

Even if we prevail in these lawsuits, the defense of these or similar lawsuits will be expensive and time-consuming and may distract our management from operating our business.

We face competition from companies with established technologies for in vivo biological assessment, which may prevent us from achieving significant market share for our products.

We compete with a variety of established and accepted technologies for in vivo biological assessment that several competitors and customers may be using to analyze animal models. The most basic of these technologies have remained relatively unchanged for the past 40 years, are well established and are routinely used by researchers. We believe it may take several years for all researchers to become fully educated about our in vivo biophotonic imaging technology.

We believe that in the near term, the market for in vivo biological assessment will be subject to rapid change and will be significantly affected by new technology introductions and other market activities of industry participants. As other companies develop new technologies and products to conduct in vivo biological assessment, we may be required to compete with many larger companies that enjoy several competitive advantages, including:

•	established distribution networks;

•	established relationships with life science, pharmaceutical, biotechnology and chemical companies as well as with biomedical researchers;

•	additional lines of products, and the ability to offer rebates or bundle products to offer higher discounts or incentives to gain a competitive advantage; and

•	greater resources for technology and product development, sales and marketing and patent litigation.

Our principal competitors that use established technologies for in vivo biological assessment include Exelixis, Inc. and Lexicon Genetics Incorporated. Each of these companies uses animal models in the area of target validation in drug discovery and utilizes methods of assessment based upon knockout mice as well as other organisms such as fruit flies, worms and yeast. We face competition from several companies including Eastman Kodak Company, Berthold Detection Systems GmbH, Hamamatsu Photonics, K.K. and Roper Scientific, Inc., that have recently begun to market systems that may be used to perform biophotonic imaging with the appropriate licenses. These companies are larger and have greater resources than Xenogen. At any time, other companies may develop additional directly competitive products that could achieve greater market acceptance or render our products obsolete.

Failure to raise additional capital or generate the significant capital necessary to expand our operations and develop new products could reduce our ability to compete.

We believe that the net proceeds from our sale of common stock to certain institutional accredited investors described in this prospectus together with our current cash and cash equivalents, short-term investments, revenue expected to be generated from operations and our ability to draw-down on our recently completed loan facilities will be sufficient to meet our currently planned operating requirements for at least the next 12 months. However, our expectations are based on our current operating plan, which may change as a result of many factors, including:

•	revenues generated from sales of our current and future products and services, which is in part reliant on our success in ramping up our sales and marketing organization and our ability match our manufacturing capacity to customer demand;

•	the termination or non-renewal of material contracts or loss of significant customers;

•	expenses we incur in developing and selling our products and services;

•	developments or disputes concerning patents, proprietary rights or other commercial disputes; and

•	changes in our growth rates.

Consequently, we may seek additional funds from public and private stock offerings, borrowings under lease lines of credit or other sources. This additional financing may not be available on a timely basis on terms acceptable to us, or at all. Moreover, additional equity financing, if available, would likely be dilutive to the holders of our common stock, and debt financing, if available, would likely involve restrictive covenants and a security interest in our assets.

If adequate funds are not available, we may have to delay development or commercialization of our products and services, defer the acquisition of complimentary products or license to third parties the rights to commercialize products or technologies that we would otherwise seek to commercialize. We also may have to reduce marketing, customer support or other resources devoted to our products and services. Any of these results could harm our financial condition.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in dilution to our then-existing stockholders.

We may engage in future acquisitions, which could be expensive and time consuming, and such acquisitions could adversely affect your investment in us as we may never realize any benefits from such acquisitions.

We currently have no commitments or agreements with respect to any material acquisitions. If we do undertake any transactions of this sort, the process of integrating an acquired business, technology, service or product may result in operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for ongoing development of our business. Moreover, we may never realize the anticipated benefits of any acquisition. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities and amortization expenses related to other intangible assets or the impairment of goodwill, which could adversely affect our results of operations and financial condition.

Contamination in our animal populations could damage our inventory, harm our reputation and result in decreased sales.

We offer a portfolio of transgenic animals and LPTA animal models for use by researchers in a wide range of research and drug discovery programs and also perform breeding and model validation. We maintain animal facilities in Alameda, California and Cranbury, New Jersey. These animals and facilities must be free of contaminants, viruses or bacteria, or pathogens that would compromise the quality of research results. Contamination of our isolated breeding rooms could disrupt our models, delay delivery to customers of data generated from phenotyping and result in decreased sales. Contamination would result in inventory loss, clean-up and start-up costs and reduced sales as a result of lost customer orders.

In 2003, one of our animal facilities in Alameda was contaminated by a mouse virus introduced through one of our animal vendors. We closed that facility for decontamination, and transferred our most valuable strains to third party breeders for rederivation so that we could continue to provide animals to our customers. The decontamination process took approximately three months. We have moved all of these operations to a new barrier facility to reduce the contamination risk. Similar contamination occurred again in 2005. Neither event represented a loss of revenue, but did affect our operational costs by increasing our animal support costs.

If a natural or man-made disaster strikes our manufacturing facility, we would be unable to manufacture our products for a substantial amount of time and we would experience lost revenue.

We have relied to date principally on our manufacturing facility in Alameda, California to produce the IVIS Imaging Systems, our Bioware cells and microorganisms and LPTA animal models. We have also established a back-up facility for producing our LPTA animal models in Cranbury, New Jersey and have produced some of our LPTA animal models there. Both of these facilities and some pieces of manufacturing equipment would be difficult to replace and could require substantial replacement lead-time. Our facilities may be affected by natural disasters such as earthquakes and floods. Earthquakes are of particular significance to our Alameda facility, as it is located in an earthquake-prone area. In the event our Alameda facility or equipment was affected by man-made or natural disasters, we would be forced to shift production of the IVIS Imaging Systems and many of our Bioware cells and microorganisms and LPTA animal models to our Cranbury facility. We believe that this production shift would result in a disruption in our operations of approximately 90 to 180 days, which could harm our business. Although we currently maintain global property insurance for damage to our property and the disruption of our business from fire and other casualties, such insurance may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms, or at all.

Terrorist acts, acts of war and natural disasters may seriously harm our business and revenues, costs and expenses and financial condition.

Terrorist acts, acts of war and natural disasters (wherever located around the world) may cause damage or disruption to us, our employees, facilities, partners, suppliers, distributors and customers, any and all of which could significantly impact our revenues, expenses and financial condition. The terrorist attacks that took place in the United States on September 11, 2001 were unprecedented events that have created many economic and political uncertainties. The potential for future terrorist attacks, the national and international responses to terrorist attacks and other acts of war or hostility have created many economic and political uncertainties that could adversely affect our business and results of operations that cannot presently be predicted. The tsunami in Asia on December 26, 2004 was unpredictable and caused devastation of tremendous proportions and its effects are still being realized. The unpredictability of such a disaster inevitably causes uncertainty that could adversely affect our business and results of operations. We are largely uninsured for losses and interruptions caused by terrorist acts, acts of war and natural disasters.

We use hazardous materials in our business. Any claims relating to improper handling, storage or disposal of these materials could be time consuming and costly.

Our research and development processes, our anesthesia systems used with our IVIS Imaging Systems to anesthetize the animals being imaged and our general biology operations involve the controlled storage, use and disposal of hazardous materials including, but not limited to, biological hazardous materials and radioactive compounds. We are subject to federal, state and local regulations governing the use, manufacture, storage, handling and disposal of these materials and waste products. Although we believe that our safety procedures for handling and disposing of these hazardous materials comply with the standards prescribed by law and regulation, the risk of accidental contamination or injury from hazardous materials cannot be completely eliminated. In the event of an accident, we could be held liable for any damages that result, and any liability could exceed the limits or fall outside the coverage of our insurance. We currently maintain a limited pollution cleanup insurance policy in the amount of $1.0 million. We may not be able to maintain insurance on acceptable terms, or at all. We could be required to incur significant costs to comply with current or future environmental laws and regulations.

Compliance with governmental regulations could increase our operating costs, which would adversely affect the commercialization of our technology.

The Animal Welfare Act, or AWA, is the federal law that covers the treatment of certain animals used in research. The AWA currently does not cover rats of the genus Rattus or mice of the genus Mus bred for use in research, and consequently, we are not currently required to be in compliance with this law.

Currently, the AWA imposes a wide variety of specific regulations that govern the humane handling, care, treatment and transportation of certain animals by producers and users of research animals, most notably personnel, facilities, sanitation, cage size, feeding, watering and shipping conditions. If in the future the AWA is amended to include mice or rats bred for use in research in the scope of regulated animals, we will become subject to registration, inspections and reporting requirements. We believe compliance with such regulations would require us to modify our current practices and procedures, which could require significant financial and management resources.

Furthermore, some states have their own regulations, including general anti-cruelty legislation, which establish certain standards in handling animals. To the extent that we provide products and services overseas, we also have to comply with foreign laws, such as the European Convention for the Protection of Animals During International Transport and other anti-cruelty laws. In addition, customers of our mice in certain countries may need to comply with requirements of the European Convention for the Protection of Vertebrate Animals Used for Experimental and Other Scientific Purposes. Additional or more stringent regulations in this area could impact our sales of laboratory animals into signatory countries.

Since we develop animals containing changes in their genetic make-up, we may become subject to a variety of laws, guidelines, regulations and treaties specifically directed at genetically modified organisms. The area of environmental releases of genetically modified organisms is rapidly evolving and is currently subject to intense regulatory scrutiny, particularly overseas. If we become subject to these laws, we could incur substantial compliance costs. For example, the Biosafety Protocol, an international treaty adopted in 2000 to which the U.S. is not a party, regulates the transit of living modified organisms, a category that includes our transgenic mice, into countries party to the treaty. As our mice are not intended for release into the environment or for use for food, feed or processing, the treaty imposes only identification, handling, packaging and transport requirements for shipments into signatory countries. However, additional requirements may be imposed on such shipments in the future.

Additionally, exports of our IVIS Imaging Systems and biological reagents to foreign customers and distributors are governed by the International Traffic in Arms Regulations, the Export Administration Regulations, Patriot Act and Bioterrorism Safety Act. Although these laws and regulations do not restrict our present foreign sales programs, any future changes to these regulatory regimes may negatively affect or limit our foreign sales.

Public perception of ethical and social issues may limit or discourage the use of mice for scientific experimentation, which could reduce our revenues and adversely affect our business.

Governmental authorities could, for social or other purposes, limit the use of genetic modifications or prohibit the practice of our technology. Public attitudes may be influenced by claims that genetically engineered products are unsafe for use in research or pose a danger to the environment. The subject of genetically modified organisms, like genetically altered mice and rats, has received negative publicity and aroused significant public debate. In addition, animal rights activists could protest or make threats against our facilities, which may result in property damage. Ethical and other concerns about our methods, particularly our use of genetically altered mice and rats, could adversely affect our market acceptance.

Decreased effectiveness of equity compensation could adversely affect our ability to attract and retain employees, and proposed changes in accounting for equity compensation could adversely affect earnings.

We have historically used stock options and other forms of equity-related compensation as key components of our total employee compensation program in order to align employees’ interests with the interests of our stockholders, encourage employee retention, and provide competitive compensation packages. The Financial Accounting Standards Board and other agencies have finalized changes to U.S. generally accepted accounting principles that will require us and other companies to record a charge to earnings for employee stock option grants and other equity incentives. Moreover, applicable stock exchange listing standards relating to obtaining stockholder approval of equity compensation plans could make it more difficult or expensive for us to grant options to employees in the future. As a result, we may incur increased compensation costs, change our equity compensation strategy or find it difficult to attract, retain and motivate employees, any of which could materially adversely affect our business.

We expect that our stock price will fluctuate significantly, and you may not be able to resell your shares at or above your investment price.

The stock market has experienced extreme price and volume fluctuations. The market prices of the securities of biotechnology companies, particularly companies like ours with short operating histories and without consistent product revenues and earnings, have been highly volatile and may continue to be highly volatile in the future. This volatility has often been unrelated to the operating performance of particular companies. Factors that could cause this volatility in the market price of our common stock include:

•	announcements of technological innovations or new products by our competitors;

•	developments or disputes concerning patents or proprietary rights, or of infringement, interference or other litigation against us or our licensors;

•	the timing and development of our products and services;

•	changes in our revenue due to contracts which are not renewed;

•	changes in pharmaceutical and biotechnology companies’ research and development expenditures;

•	announcements concerning our competitors, or the biotechnology or pharmaceutical industry in general;

•	new regulatory pronouncements and changes in regulatory guidelines;

•	general and industry-specific economic conditions and issuance of new or changed research, reports or recommendations by industry or financial analysts about us or our business;

•	actual or anticipated fluctuations in our operating results;

•	changes in financial estimates or recommendations by securities analysts, or termination of research coverage;

•	changes in accounting principles; and

•	the loss of any of our key scientific or management personnel.

These and other external factors may cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In the past, securities class action litigation has often been brought against companies that experience volatility in the market price of their securities. Whether or not meritorious, litigation brought against us could result in substantial costs, divert management’s attention and resources and harm our financial condition and results of operations.

We have recently begun a more extensive assessment of the adequacy of our internal control system, which will be costly and could result in the identification of deficiencies in our system of internal controls.

Section 404 of the Sarbanes-Oxley Act of 2002 requires management to include an annual report regarding our evaluation of our internal controls in our annual report for the year ending December 31, 2006. In preparation for that management report, we will need to assess the adequacy of our internal controls, remediate any weaknesses that may be identified, validate that controls are functioning as documented and implement a continuous reporting and improvement process for internal controls. We expect to utilize outside consultants to assist with this project, which will increase our selling, general and administrative costs in 2005 and 2006. We may also discover deficiencies that require us to improve our procedures, processes and systems in order to ensure that our internal controls are adequate and effective, and that we are in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. If the deficiencies are not adequately addressed, or if we are unable to complete all of our testing and any remediation in time for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and the SEC rules under it, we would be unable to conclude that our internal controls over financial reporting are designed and operating effectively, which could adversely affect our investor confidence in our internal controls over financial reporting.

If the ownership of our common stock continues to be highly concentrated, it may prevent you and other stockholders from influencing significant corporate decisions and may result in conflicts of interest that could cause our stock price to decline.

Our executive officers, directors and holders of 10% or more of our common stock beneficially own or control approximately 38 percent of the outstanding shares of our common stock as of June 30, 2005. This significant concentration of share ownership may adversely affect the trading price for our common stock because investors may perceive disadvantages in owning stock in companies with controlling stockholders. These stockholders, acting together, will have the ability to exert substantial influence over all matters requiring approval by our stockholders, including the election and removal of directors and any proposed merger, consolidation or sale of all or substantially all of our assets. In addition, they could dictate the management of our business and affairs. This concentration of ownership could have the affect of delaying, deferring or preventing a change in control, or impeding a merger or consolidation, takeover or other business combination that could be favorable to you.

Future sales of common stock by our existing stockholders may cause our stock price to fall.

The market price of our common stock could decline as a result of sales by our existing stockholders of shares of common stock in the market, or the perception that these sales could occur. These sales might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate. Most of our shares are freely tradable without restriction or further regulation, other than shares purchased by our officers, directors or other “affiliates” within the meaning of Rule 144 under the Securities Act. Also, many of our employees and consultants may exercise their stock options in order to sell the stock underlying their options in the market under a registration statement we have filed with the SEC.

Our charter documents and Delaware law may inhibit a takeover that stockholders consider favorable and could also limit the market price of investors’ stock.

Our certificate of incorporation and bylaws contain provisions that could also delay or prevent a change in control of our company. Among these provisions are the following:

•	authorize the issuance of preferred stock which can be created and issued by the board of directors without prior stockholder approval, commonly referred to as “blank check” preferred stock, with rights senior to those of common stock;

•	prohibit stockholder actions by written consent; and

•	provide for a classified board of directors.

In addition, we are governed by the provisions of Section 203 of Delaware General Corporate Law. These provisions may prohibit stockholders owning 15% or more of our outstanding voting stock from merging or combining with us. Section 203 of Delaware General Corporate Law and other provisions in our amended and restated certificate of incorporation and bylaws and under Delaware law could reduce the price that investors might be willing to pay for shares of our common stock in the future and result in the market price being lower than it would be without these provisions.

USE OF PROCEEDS

The proceeds from the sale of the shares of common stock offered pursuant to this prospectus are solely for the account of the selling stockholders. As such we will not receive any of the proceeds from the sale of these shares, other than funds, if any, that we may receive upon the exercise of outstanding warrants held by the selling stockholders. The warrants are not exercisable until February 15, 2006. We intend to use any net proceeds from the exercise of such warrants for general corporate purposes.

TRANSACTIONS WITH SELLING STOCKHOLDERS

On August 15, 2005, we issued 5,154,640 shares of our common stock at a purchase price of $2.91 per share, and warrants to purchase up to 1,546,390 shares of our common stock at an initial exercise price of $3.29 per share, to certain purchasers identified under the heading “Selling Stockholders” on pages 17 and 18 of this prospectus in a private placement transaction. The warrants may not be exercised before February 15, 2006 and expire if unexercised on August 15, 2010. In connection with the issuance of these securities, we paid Thomas Weisel Partners LLC a customary fee as compensation for services as placement agent to us.

SELLING STOCKHOLDERS

The following table sets forth certain information as of August 15, 2005 with respect to the selling stockholders. We are unable to determine the exact number of shares that actually will be sold by the selling stockholders. We do not know how long the selling stockholders will hold the shares before selling them. We assume each selling stockholder will sell all shares offered by such selling stockholder in this prospectus.

We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respects to all shares of common stock that they beneficially own, subject to applicable community property laws. We have based our calculation of the percentage of beneficial ownership on 20,126,230 shares of common stock outstanding on August 15, 2005.

Except as indicated by the footnotes below, no selling stockholder has had any material relationship with us or any of our predecessors or affiliates within the last three years. Except as indicated by the footnotes below, none of the selling stockholders are broker-dealers or affiliates of broker-dealers. Each of the selling stockholders acquired the shares being offered in this prospectus in the ordinary course of business and at the time of acquisition no selling stockholder had direct or indirect agreements or understandings with any person to distribute such shares. Information about the selling stockholders may change over time. Any changed information given to us by the selling stockholders will be set forth in prospectus supplements if and when necessary.

	Number of Shares of Common Stock Beneficially Owned Before the Offering(2)	Number of Shares of Common Stock to be Resold in the Offerings(3)	Percentage of Shares of Common Stock Owned
Selling Stockholders (1)			Before Offering of the Resale Shares	After Offering of the Resale Shares(4)
SRB Greenway Capital, L.P. (5) 300 Crescent Court, Suite 1111 Dallas, TX 75201	0	90,910	*	*
SRB Greenway Offshore Operating Fund, L.P. (6) 300 Crescent Court, Suite 1111 Dallas, TX 75201	0	50,928	*	*
SRB Greenway Capital (QP), L.P. (7) 300 Crescent Court, Suite 1111 Dallas, TX 75201	0	617,612	3.0%	*
Walker Smith International Fund, Ltd. (8) 300 Crescent Court, Suite 1111 Dallas, TX 75201	0	240,701	1.2%	*
Walker Smith Capital, L.P. (9) 300 Crescent Court, Suite 1111 Dallas, TX 75201	0	30,512	*	*
Walker Smith Capital (QP), L.P. (10) 300 Crescent Court, Suite 1111 Dallas, TX 75201	0	175,522	*	*
Cimarron Biomedical Equity Master Fund, L.P. (11) c/o Cimarron Biomedical Investors, L.P. 2626 Cole Avenue, Suite 400 Dallas, TX 75204	0	134,021	*	*
Abingworth Bioventures III A LP (12) 38 Jermyn Street London, UK SW1Y 6DN	868,845	560,652	7.0%	4.3%
Abingworth Bioventures III B LP (13) 38 Jermyn Street London, UK SW1Y 6DN	530,377	342,244	4.3%	2.6%
Abingworth Bioventures III C LP (14) 38 Jermyn Street London, UK SW1Y 6DN	317,700	205,007	2.6%	1.6%
Abingworth Bioventures III Executives LP (15) 38 Jermyn Street London, UK SW1Y 6DN	13,846	8,935	*	*
Abingworth Bioequities Master Fund Ltd (16) P.O. Box 309 GT, Ugland House South Church Street Georgetown, Grand Cayman, Cayman Islands	0	670,103	3.3%	*

Harvard Private Capital Holdings, Inc. (17) c/o Charlesbank Capital Partners, LLC 600 Atlantic Avenue - 26th Floor Boston, MA 02210-2203	1,739,621	1,116,839	14.0%	8.6%
Exeter Fund, Inc. Life Sciences Series (18) 290 Woodcliff Drive Fairport, NY 14450	933,500	1,235,000	10.6%	4.6%
UBS Securities LLC - FBO Kings Road Investments Ltd. (19) c/o Polygon Investment Partners LP 598 Madison Avenue, 14th Floor New York, NY 10022	0	776,144	3.8%	*
HSMR Capital Partners (QP) LP (20) 20 Dayton Avenue Greenwich, CT 06830	32,888	65,000	*	*
DCF Partners, L.P. (21) DCF Capital, 20 Dayton Avenue Greenwich, CT 06830 (20)	50,000	32,500	*	*
Hare & Co., FBO the Quaker Biotech Pharma-Healthcare Fund (22) 309 Technology Drive Malvern, PA 19355	0	88,400	*	*
S.A.M. Master Fund L.P. (23) 1000 Sherbrooke Street, West, Suite 2120 Montreal, Quebec H3A 3G4	0	260,000	1.3%	*

*	Less than 1%

(1)	This table is based upon information supplied to us by the selling stockholders.

(2)	Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power”, which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest. Except as set forth in the footnotes below, the persons named below have sole voting and investment power with respect to all shares of our common stock shown as being beneficially owned by them. A person also is deemed to be a beneficial owner of any securities which that person has the right to acquire within 60 days.

(3)	Represents shares of common stock issued to the selling stockholders and shares of common stock issuable upon the exercise of warrants issued in connection with the private placement transaction described under “Transactions with Selling Stockholders” on page 16 of this prospectus.

(4)	For the purposes of computing the number of shares of common stock to be held by the selling stockholders after the conclusion of the offering, we have assumed for purposes of the table above that the selling stockholders named above will sell all of the shares of common stock and all of the common stock issuable upon exercise of warrants offered by this prospectus, and that any other shares of common stock beneficially owned by these selling stockholders will continue to be beneficially owned.

(5)	Includes 20,979 shares issuable upon exercise of warrants, which are not exercisable until February 15, 2006. Steven R. Becker has sole voting and investment power with respect to all shares of common stock shown as being beneficially owned by the selling stockholder.

(6)	Includes 11,753 shares issuable upon exercise of warrants, which are not exercisable until February 15, 2006. Steven R. Becker has sole voting and investment power with respect to all shares of common stock shown as being beneficially owned by the selling stockholder.

(7)	Includes 142,526 shares issuable upon exercise of warrants, which are not exercisable until February 15, 2006. Steven R. Becker has sole voting and investment power with respect to all shares of common stock shown as being beneficially owned by the selling stockholder.

(8)	Includes 55,546 shares issuable upon exercise of warrants, which are not exercisable until February 15, 2006. Reid S. Walker and G. Stacy Smith have sole voting and investment power with respect to all shares of common stock shown as being beneficially owned by the selling stockholder.

(9)	Includes 7,041 shares issuable upon exercise of warrants, which are not exercisable until February 15, 2006. Reid S. Walker and G. Stacy Smith have sole voting and investment power with respect to all shares of common stock shown as being beneficially owned by the selling stockholder.

(10)	Includes 40,505 shares issuable upon exercise of warrants, which are not exercisable until February 15, 2006. Reid S. Walker and G. Stacy Smith have sole voting and investment power with respect to all shares of common stock shown as being beneficially owned by the selling stockholder.

(11)	Includes 30,928 shares issuable upon exercise of warrants, which are not exercisable until February 15, 2006. These shares are beneficially owned by Cimarron Biomedical Equity Master Fund, L.P., formerly known as Cimarron Overseas Equity Master Fund, L.P. Cimarron Biomedical Equity Master Fund, L.P. is wholly owned by Cimarron Biomedical Equity Fund, L.P., formerly known as Cimarron Overseas Equity Fund (QP), L.P. Cimarron Biomedical Investors, L.P. is the general partner of Cimarron Biomedical Equity, L.P. Cimarron Global Management, LLC is the general partner of Cimarron Biomedical Investors, L.P. J.H. Cullum Clark is the sole principal of Cimarron Global Management, LLC, and in such capacity has full voting and investment control over the shares beneficially owned by Cimarron Biomedical Equity Master Fund, L.P. Mr. Clark expressly disclaims beneficial ownership of the shares beneficially owned by Cimarron Biomedical Equity Master Fund, L.P.

(12)	Includes 129,381 shares issuable upon exercise of warrants, which are not exercisable until February 15, 2006. Abingworth Management Limited is manager of the investing entity and has voting and investment power with respect to these shares. One of our directors, Michael Bigham, is a director at Abingworth Management Limited. He shares voting and dispositive power over these shares and disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(13)	Includes 78,979 shares issuable upon exercise of warrants, which are not exercisable until February 15, 2006. Abingworth Management Limited is manager of the investing entity and has voting and investment power with respect to these shares. One of our directors, Michael Bigham, is a director at Abingworth Management Limited. He shares voting and dispositive power over these shares and disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(14)	Includes 47,309 shares issuable upon exercise of warrants, which are not exercisable until February 15, 2006. Abingworth Management Limited is manager of the investing entity and has voting and investment power with respect to these shares. One of our directors, Michael Bigham, is a director at Abingworth Management Limited. He shares voting and dispositive power over these shares and disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(15)	Includes 2,062 shares issuable upon exercise of warrants, which are not exercisable until February 15, 2006. Abingworth Management Limited is manager of the investing entity and has voting and investment power with respect to these shares. One of our directors, Michael Bigham, is a director at Abingworth Management Limited. He shares voting and dispositive power over these shares and disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(16)	Includes 154,639 shares issuable upon exercise of warrants, which are not exercisable until February 15, 2006. Abingworth Management Limited is manager of the investing entity and has voting and investment power with respect to these shares. One of our directors, Michael Bigham, is a director at Abingworth Management Limited. He shares voting and dispositive power over these shares and disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(17)	Includes 59,873 shares issuable upon currently exercisable warrants and 257,732 shares issuable upon exercise of warrants, which are not exercisable until February 15, 2006. One of our directors, Michael Eisenson, is Managing Director and Chief Executive Officer of Charlesbank Capital Partners, LLC, which is the investment manager with respect to certain assets of Harvard Private Capital Holdings, Inc. He shares voting and dispositive power over the shares and disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(18)	Includes 285,000 shares issuable upon exercise of warrants, which are not exercisable until February 15, 2006. Manning Napier Advisers, Inc., the investment advisor to this selling stockholder, has full voting authority with respect to the shares. This selling stockholder’s affiliated distributor, Manning & Napier Investor Series, Inc., is a limited purpose broker-dealer. The shares owned by this selling stockholder and its affiliated entities, were purchased in the ordinary course of business. At the time of the purchase of the securities to be resold, the selling stockholder, and its affiliated entities, had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(19)	Includes 179,110 shares issuable upon exercise of warrants, which are not exercisable until February 15, 2006. Kings Road Investments Ltd. (“Kings Road”) is a wholly owned subsidiary of Polygon Global Opportunities Master Fund (“Master Fund”). Polygon Investment Partners LLP, Polygon Investment Partners LP and Polygon Investments Ltd. (the “Investment Managers”), the Master Fund, Alexander Jackson, Reade Griffith and Paddy Dear share voting and dispositive power of the securities held by Kings Road. Alexander Jackson, Reade Griffith and Paddy Dear control the Investment Managers. The Investment Managers, Alexander Jackson, Reade Griffith and Paddy Dear disclaim beneficial ownership of the securities held by Kings Road.

(20)	Includes 15,000 shares issuable upon exercise of warrants, which are not exercisable until February 15, 2006. Richard van den Broek and HSMR Advisors LLC share voting and dispositive power with respect to these shares.

(21)	Includes 7,500 shares issuable upon exercise of warrants, which are not exercisable until February 15, 2006. Douglas C. Floren and DCF Capital LLC share voting and dispositive power with respect to these shares.

(22)	Includes 20,400 shares issuable upon exercise of warrants, which are not exercisable until February 15, 2006. This selling stockholder is a 1940 Act open-end mutual fund and the ultimate owners are the shareholders of the mutual fund.

(23)	Includes 60,000 shares issuable upon exercise of warrants, which are not exercisable until February 15, 2006. The investment adviser for this selling stockholder is Sectoral Asset Management, which has voting and dispositive power over the shares. Michael Sjostrom, Chief Investment Officer for Sectoral Asset Management, and Stephan Patten, Portfolio Manager for Sectoral Asset Management, share voting and disposition power over the shares.

PLAN OF DISTRIBUTION

The shares of our common stock covered by the registration statement, of which this prospectus is a part, are being offered on behalf of the selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest disposing of shares of our common stock or interests therein received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer. We will not receive any proceeds from the sale of shares of our common stock covered by the registration statement, of which this prospectus is a part, or interests therein. The shares of our common stock or interests therein may be sold from time to time by the selling stockholders directly to one or more purchasers (including pledgees) or through brokers, dealers or underwriters who may act solely as agents or who may acquire shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The shares of our common stock may be sold by one or more of, or a combination of, the following methods, to the extent permitted by applicable law:

•	a block trade in which the selling stockholder’s broker or dealer will attempt to sell the shares as agent, but may position and resell all or a portion of the block as a principal to facilitate the transaction;

•	a broker or dealer may purchase the common stock as a principal and then resell the common stock for its own account pursuant to this prospectus;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	privately negotiated transactions;

•	by pledge to secure debts or other obligations;

•	put or call transactions;

•	to cover hedging transactions;

•	underwritten offerings; or

•	any other legally available means.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. If the plan of distribution involves an arrangement with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, the supplement will disclose:

•	the name of the selling stockholder and of the participating broker-dealer(s);

•	the number of shares involved;

•	the price at which the shares were sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	other facts material to the transaction.

In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in the resales.

The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In these transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also sell shares short and redeliver the shares to close out such short positions. The selling stockholders may enter into options or other transactions with broker-dealers that require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The selling stockholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon default, the broker-dealer may sell the pledged shares pursuant to this prospectus.

Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholder. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principal, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the selling stockholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933 (the “Securities Act”) in connection with sales of the shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or concessions under the Securities Act.

The selling stockholders and any broker-dealers, agents or underwriters that participate with the selling stockholders in the distribution of the issued and outstanding shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, in which event any commissions received by these broker-dealers, agents or underwriters and any profits realized by the selling stockholders on the resales of the securities may be deemed to be underwriting commissions or discounts under the Securities Act. If the selling stockholders are deemed to be underwriters, the selling stockholders may be subject to certain statutory and regulatory liabilities, including liabilities imposed pursuant to Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Securities Exchange Act of 1934. In addition, because the selling stockholders may be deemed an “underwriter” within the meaning of Section 2(11) of the Securities Act, the selling stockholders may be subject to the prospectus delivery requirements of the Securities Act.

Any shares covered by the registration statement, of which this prospectus is a part, that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

We will bear all costs, expenses and fees in connection with the registration of the shares, including registration and filing fees, printing and duplication expenses, administrative expenses, legal fees and accounting fees. If the shares are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts, underwriting commissions and agent commissions. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. We have agreed to indemnify the selling stockholders against specified liabilities, including specified liabilities under the Securities Act, and such selling stockholders agreed to indemnify us against certain liabilities, including liabilities under the Securities Act. The selling stockholders may sell all, some or none of the shares offered by this prospectus or interests therein.

LEGAL MATTERS

The validity of the issuance of the common stock offered hereby will be passed upon for us by Heller Ehrman LLP, 333 Bush Street, San Francisco, California 94104. Karen Dempsey, a shareholder of Heller Ehrman LLP, is our Assistant Secretary.

EXPERTS

The consolidated financial statements and financial statement schedule incorporated in this prospectus by reference from Xenogen Corporation’s Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the change in method of accounting for goodwill in 2002), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any of these reports, statements or other information at the Securities and Exchange Commission’s public reference room located at 100 F Street, NE, Washington D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. Our Securities and Exchange Commission filings are also available to the public from commercial document retrieval services and at the web site maintained by the Securities and Exchange Commission at www.sec.gov.

We also make our annual, quarterly and current reports and proxy statements available free of charge as soon as reasonably practicable after we file these reports with the Securities and Exchange Commission. Our internet website is www.xenogen.com. Information on our web site is not incorporated by reference into this prospectus.

Our common stock is quoted on the Nasdaq National Market. Reports, proxy and information statements and other information concerning us may be inspected at the Nasdaq Stock Market at 1735 K Street, NW, Washington, D.C. 20006.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The Securities and Exchange Commission allows us to “incorporate by reference” information into this prospectus, meaning that we can disclose important information by referring to another document filed separately with the Securities and Exchange Commission. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in, or incorporated by reference in, this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the Securities and Exchange Commission.

XENOGEN CORPORATION SECURITIES AND EXCHANGE COMMISSION FILINGS	PERIOD / FILING DATE
Annual Report on Form 10-K	Fiscal Year ended December 31, 2004

Quarterly Reports on Form 10-Q	Quarter ended March 31, 2005, quarter ended June 30, 2005

Current Reports on Form 8-K	Filed on January 14, 2005, March 7, 2005, March 8, 2005, April 5, 2005, April 22, 2005, April 27, 2005, May 11, 2005, August 8, 2005, August 16, 2005, August 17, 2005

The description of our common stock contained in the Registration Statement on Form 8-A filed pursuant to Section 12 of the Exchange Act, and any amendment or report filed with the Securities and Exchange Commission for the purpose of updating such description.

Filed July 12, 2004

We are also incorporating by reference additional documents that we have filed with the Securities and Exchange Commission under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (i) after the initial filing of the registration statement that contains this prospectus and prior to effectiveness of such registration statement, and (ii) from the date of this prospectus until the selling stockholders have sold all the shares of common stock; provided, however, that we are not incorporating any information furnished pursuant to Item 7.01 or Item 2.02 of any current report on Form 8-K. These documents incorporated herein by reference may include annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as proxy statements.

You can obtain any of these documents through us or the Securities and Exchange Commission. Documents incorporated by reference are available from us without charge. You may obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from us at the following address:

XENOGEN CORPORATION

860 Atlantic Avenue

Alameda, California 94501

Attention: Corporate Secretary

(510) 291-6100

WE HAVE NOT AUTHORIZED ANY DEALER, SALES PERSON OR OTHER PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION. THIS PROSPECTUS IS NOT AN OFFER OF THESE SECURITIES IN ANY STATE WHERE AN OFFER IS NOT PERMITTED. THE INFORMATION IN THIS PROSPECTUS AS OF THE DATE ON THE FRONT OF THIS DOCUMENT. YOU SHOULD NOT ASSUME THAT THIS PROSPECTUS IS ACCURATE AS OF ANY OTHER DATE.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses payable by us in connection with the sale and distribution of the shares of common stock and the shares of common stock issuable upon conversion of the warrants. Selling commissions and brokerage fees and any applicable transfer taxes and fees and disbursements of counsel for the selling stockholders are payable individually by the selling stockholders. All amounts shown are estimates except the Securities and Exchange Commission registration fee.

Amount To be Paid
Securities and Exchange Commission registration fee	$2,584.00
Legal fees and expenses	50,000.00
Accounting fees and expenses	25,000.00
Printing and engraving	10,000.00
Miscellaneous expenses	12,416.00

Total	$100,000.00

Item 15.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to officers, directors and other corporate agents in terms sufficiently broad to permit such indemnification under certain circumstances and subject to certain limitations.

The registrant’s certificate of incorporation and bylaws provide that the registrant shall indemnify its directors, officers, employees and agents to the full extent permitted by Delaware General Corporation Law, including in circumstances in which indemnification is otherwise discretionary under Delaware law.

In addition, the registrant has entered into separate indemnification agreements with its directors and executive officers which require the registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status as directors or executive officers. The registrant also intends to maintain director and officer liability insurance, if available on reasonable terms. The registrant intends to enter into indemnification agreements with new directors and executive officers in the future.

These indemnification provisions and the indemnification agreements entered into between the registrant and its executive officers and directors may be sufficiently broad to permit indemnification of the registrant’s executive officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

In connection with this offering, the selling stockholders have agreed to indemnify the registrant, its directors and officers and each such person who controls the registrant, against any and all liability arising from inaccurate information provided to the registrant by the selling stockholders and contained herein up to a maximum of the net proceeds received by the selling stockholders from the sale of their shares hereunder.

Item 16.	Exhibits

Exhibit Number	Description
4.1	Form of Warrant (incorporated by reference to Exhibit 4.1 to Xenogen’s Form 8-K filed on August 16, 2005).

5.1	Opinion of Heller Ehrman LLP

10.1	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to Xenogen’s Form 8-K filed on August 16, 2005).

23.1	Consent of Deloitte & Touche LLP

24.1	Power of attorney (see page II-6)

Item 17.	Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the information required to be included in a post-effective amendment by these paragraphs is contained in periodic reports filed with or furnished by the Registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Alameda, State of California, on this 1st day of September, 2005.

XENOGEN CORPORATION

By:	/s/ David W. Carter
David W. Carter
Chairman and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints William A. Albright, Jr. and Jason M. Brady as his true and lawful attorneys-in-fact and agents, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to the Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirement of the Securities Act of 1933, this Registration Statement on Form S-3 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date

/s/ David W. Carter	Chief Executive Officer and Chairman of the Board of Directors	September 1, 2005

/s/ William A. Albright, Jr.	Senior Vice President, Finance and Operations, and Chief Financial Officer (Principal Financial and Accounting Officer)	September 1, 2005

/s/ E. Kevin Hrusovsky	Director	September 1, 2005

/s/ Michael F. Bigham	Director	September 1, 2005

/s/ Robert W. Breckon	Director	September 1, 2005

/s/ Chris Jones	Director	September 1, 2005

/s/ Michael R. Eisenson	Director	September 1, 2005

/s/ William A. Halter	Director	September 1, 2005

/s/ Gregory T. Schiffman	Director	September 1, 2005